                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                            MERCER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   5880561015
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           Greenlight Capital, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
                       Attention: Chief Operating Officer
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                       Akin Gump Strauss Hauer & Feld LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  June 20, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 640497103                   13D
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
                                   13-3886851
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------

             NUMBER OF                  7     SOLE VOTING POWER
             SHARES
            BENEFICIALLY                      1,286,700
             OWNED BY                  -----------------------------------------
               EACH
             REPORTING                  8     SHARED VOTING POWER
            PERSON WITH
                                              0
                                       -----------------------------------------

                                        9     SOLE DISPOSITIVE POWER

                                              1,286,700
                                       -----------------------------------------

                                       10     SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,286,700
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [X]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.6%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 640497103                   13D
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------

              NUMBER OF                 7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                      2,517,500
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                 8     SHARED VOTING POWER
             PERSON WITH
                                              0
                                       -----------------------------------------

                                        9     SOLE DISPOSITIVE POWER

                                              2,517,500
                                       -----------------------------------------

                                        10    SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,517,500
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [X]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.9%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 640497103                    13D
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, Inc.
               13-3871632
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,230,800
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
            PERSON WITH
                                               0
                                       -----------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               1,230,800
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,230,800
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.3%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 640497103                    13D
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Saul E. Diamond
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       50,000
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
             PERSON WITH
                                               0
                                       -----------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               50,000
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,000
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [X]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Less than 1%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 640497103                    13D
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Guy W. Adams
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
              SHARES
            BENEFICIALLY                       325,000
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
             PERSON WITH
                                               0
                                       -----------------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               325,000
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               325,000
--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [X]

--------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.9%
--------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc." and together with Greenlight LLC, "Greenlight"), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to common shares of beneficial interest of Mercer International Inc., a Massachusetts trust organized under Washington law (the "Issuer"). Mr. Einhorn and Greenlight are collectively referred to herein as the "Greenlight Persons." This Schedule 13D is also being filed by Mr. Saul E. Diamond and Mr. Guy W. Adams. The Greenlight Persons, together with Messrs. Diamond and Adams, are collectively referred to herein as the "Reporting Persons." Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

                  Greenlight LLC and Mr. Einhorn previously reported beneficial ownership of shares of the Issuer on a Schedule 13G, the last amendment to such
Schedule 13G being filed March 18, 2003.

                  This Schedule 13D relates to common shares of beneficial interest of the Issuer, par value $1.00 per share ("Common Shares"), owned by
(i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight LLC is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore", and together with Greenlight Fund and Greenlight Qualified, the "Greenlight Funds") for which Greenlight Inc. acts as the investment advisor. It also relates to Common Shares underlying certain options with respect to which Messrs. Diamond and Adams may be deemed beneficial owners.

ITEM 1.           SECURITY AND ISSUER

                  Securities: Common Shares, par value $1.00 per share

                  Issuer:            Mercer International Inc.
                                     14900 Interurban Avenue South
                                     Suite 282
                                     Seattle, Washington 98168

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) This Schedule 13D is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company, (ii) Greenlight Capital, Inc., a Delaware corporation, and (iii) Mr. David Einhorn, principal of Greenlight. Mr. Einhorn is the sole Senior Managing Member of Greenlight LLC and the President and sole Director of Greenlight Inc. In addition to Mr. Einhorn, the executive officers of Greenlight, Inc. are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer. This Schedule 13D is also filed by Mr. Saul E. Diamond and Mr. Guy W. Adams.

                  (b) The business address of each of the Greenlight Persons and each of the other executive officers of Greenlight Inc. is 420 Lexington Avenue, Suite 1740, New York, NY 10170. The business address of Mr. Diamond is 535 Fifth Avenue, 33rd Floor, New York, NY 10017. The business address of Mr. Adams is 55 South Lake Avenue, Suite 720, Pasadena, CA 91101.

                  (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc. and its affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc. and its affiliates.

                  The principal occupation of Mr. Adams is Managing Member of GWA Advisors, LLC, GWA Capital Partners, LLC and GWA Investments, LLC. The principal occupation of Mr. Diamond is Principal of Diamond Capital Partners, LLC.

                  (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons, or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Greenlight LLC is a Delaware limited liability company, and Greenlight Inc. is a Delaware corporation. Messrs. Einhorn, Roitman, Brandler, Diamond and Adams are United States citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

                  As of June 20, 2003, Greenlight Inc. had invested $9,904,336 through Greenlight Offshore, and Greenlight LLC had invested (i) $3,949,832 through Greenlight Fund and (ii) $7,711,431 through Greenlight Qualified. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

                  As discussed more fully below, the options held by Messrs. Adams and Diamond were acquired by them as part of the consideration for their agreeing to serve as nominees of Greenlight for election to the Board of Trustees of the Issuer at the 2003 Annual Meeting of Shareholders of the Issuer (the "Annual Meeting").

ITEM 4.           PURPOSE OF THE TRANSACTION

                  The Greenlight Persons originally acquired the Common Shares owned by them for portfolio investment purposes. The Greenlight Persons have determined to nominate two persons for election to the Board of Trustees of the Issuer at the Annual Meeting and to solicit proxies from other shareholders in connection therewith. Messrs. Diamond and Adams have agreed to be the nominees of Greenlight and, if elected, to serve as trustees of the Issuer.

                  On June 20, 2003, the Greenlight Persons filed a preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement") with the Securities and Exchange Commission relating to their proxy solicitation. Also on June 20, 2003, Greenlight LLC entered into agreements with each of Messrs. Diamond and Adams, which agreements are described more fully below in response to Item 6. Pursuant to the agreement between Greenlight LLC and Mr. Diamond, in consideration of Mr. Diamond agreeing to serve as a nominee, Greenlight LLC granted Mr. Diamond an option to acquire 50,000 Common Shares owned by the Greenlight Funds. Pursuant to the agreement between Greenlight LLC and Mr. Adams, in consideration of Mr. Adams agreeing to serve as a nominee, Greenlight LLC granted (1) Mr. Adams an option to acquire 100,000 Common Shares owned by the Greenlight Funds and (2) GWA Investments LLC, which is managed by Mr. Adams, an option to acquire 225,000 Common Shares owned by the Greenlight Funds.

                  As more fully discussed in the Preliminary Proxy Statement, although only two persons are being slated for election to the Board of Trustees, the Greenlight Persons believe that there are actually three seats on the Board of Trustees that should be filled at the Annual Meeting. In addition, the Greenlight Persons question whether the election of trustees at the 2002 Annual Meeting of Shareholders was valid. The Greenlight Persons have requested from the Issuer, among other things, copies of resolutions, minutes and written consents of the Board of Trustees and its committees to help reconcile the above-mentioned matters.

                  Each of the Reporting Persons reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions, the availability of Common Shares or other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of June 20, 2003, the Greenlight Persons beneficially owned in the aggregate 2,517,000 Common Shares of the Issuer, which represents 14.9% of the Issuer's outstanding Common Shares, which such percentage was calculated by dividing (i) the 2,517,000 Common Shares beneficially owned by the Reporting Persons as of such date, by (ii) 16,874,899 Common Shares outstanding as of May 12, 2003, based upon the Issuer's

Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2003.

                  Mr. Diamond may be deemed the beneficial owner of the 50,000 Common Shares underlying his option. Mr. Adams may be deemed the beneficial owner of the 100,000 Common Shares underlying his option and the 225,000 Common Shares underlying the option held by GWA Investments, LLC.

                  (b) Greenlight Inc, for the account of Greenlight Offshore, has the power to vote and dispose of the Common Shares held by Greenlight Offshore. Greenlight LLC, for the account of Greenlight Fund and Greenlight Qualified, has the power to vote and dispose of the Common Shares held by such entities. Mr. Adams, for the account of GWA Investments, LLC, has the sole power to vote and dispose of the Common Shares underlying the option held by GWA Investments, LLC.

                  The filing of this Schedule 13D shall not be construed as an admission that any of the Greenlight Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 2,517,000 Common Shares owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified or of any of the Common Shares that may be deemed owned by Messrs. Adams and Diamond. Pursuant to Rule 13d-4, each of the Greenlight Persons disclaims all such beneficial ownership.

                  The filing of this Schedule 13D shall not be construed as an admission that Messrs. Diamond and Adams are for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 2,517,500 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, each of Messrs. Diamond and Adams disclaims all such beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission by Mr. Adams that he is the beneficial owner of the 225,000 Common Shares underlying the option held by GWA Investments, LLC. Mr. Adams disclaims all such beneficial ownership.

                  (c) Other than the granting and acquisition of the options described above, none of the Reporting Persons have engaged in any transactions in the Common Shares during the 60 days preceding the date of this Schedule 13D.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In consideration for their agreeing to serve as nominees of Greenlight for election to the Board of Trustees of Issuer, Greenlight LLC entered into an agreement dated as of June 20, 2003 (the "Agreement") with each of Messrs. Diamond and Adams whereby Greenlight LLC agrees to, among other things, indemnify such person in certain circumstances. Pursuant to the terms of each Agreement, Greenlight LLC has agreed to indemnify such person to the fullest extent permitted by applicable law from any and all damages, judgments, fines, penalties, settlements, deficiencies, losses and expenses, other than certain excluded losses, resulting from any action, suit or proceeding arising in connection with such person serving as a nominee of Greenlight to the Issuer's Board of Trustees, or if elected, as a trustee of the Issuer. Greenlight LLC has also agreed, subject to certain restrictions, to advance payments to such person for expenses incurred as a result of any such action, suit or proceeding.

                  In addition to providing indemnification, the Agreement with Mr. Diamond provides that Greenlight LLC will (1) pay Mr. Diamond the amount of $100,000 and (2) grant Mr. Diamond an option to purchase 50,000 Common Shares with an exercise price of $4.53 per share and a one year expiration date.

                  The Agreement with Mr. Adams provides that Greenlight LLC will
(1) pay Mr. Adams the amount of $75,000, (2) grant Mr. Adams an option to purchase 100,000 Common Shares with an exercise price of $4.53 per share and a one year expiration date, and (3) grant GWA Investments LLC, which is managed by Mr. Adams, an option to purchase 225,000 Common Shares with an exercise price of $4.53 per share. This option expires at the later of 60 days from the date of the Agreement or 30 days after the Annual Meeting.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated June 23, 2003, among Greenlight LLC, Greenlight Inc. and Messrs. Einhorn, Adams and Diamond.

Exhibit 2 Agreement dated as of June 20, 2003 between Greenlight LLC and Saul E. Diamond.

Exhibit 3 Agreement dated as of June 20, 2003 between Greenlight LLC and Guy W. Adams.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 23, 2003


                               GREENLIGHT CAPITAL, L.L.C.

                               By:      /s/ DAVID EINHORN
                                        ----------------------------------------
                                        David Einhorn, Senior Managing Member



                               GREENLIGHT CAPITAL, INC.

                               By:      /s/ DAVID EINHORN
                                        ----------------------------------------
                                        David Einhorn, President


                               /s/ DAVID EINHORN
                               -------------------------------------------------
                                             David Einhorn


                               /s/ SAUL E. DIAMOND
                               -------------------------------------------------
                                           Saul E. Diamond


                               /s/ GUY W. ADAMS
                               -------------------------------------------------
                                              Guy W. Adams